

September 3, 2013

Via E-Mail
Robert Perri
Chief Financial Officer
Box Ships Inc.
15 Karamanli Ave.,
166 73 Voula, Greece

>   **Re: Box Ships Inc.**
>   **Form 20-F for Fiscal Year Ended December 31, 2012**
>   **Filed March 8, 2013**
>   **File No. : 001-35132**

Dear Mr. Perri:

We have reviewed your filing and have the following comment. Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information so we may better understand your disclosure. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 5. Operating and Financial Review and Prospects
B. Liquidity and Capital Resources
Loan Agreements, page 71

1. You disclose that your loan agreements are secured by mortgages on your vessels and require you to comply with specified collateral coverage ratios and satisfy certain financial and other covenants.   It appears that the market value of your vessels factor into the compliance with these ratios. You also disclose (i) that the current low charter rates in the containership market in part have adversely affected containership values, (ii) that there have been recent reports of charterers, including some of your charterers, renegotiating their charters or defaulting on their obligations under charters, (iii) your prior noncompliance of a covenant within one of your loan agreements, and (iv) that the aggregate carrying value of your vessels exceeded their aggregate market value at the end of each of the last two fiscal years. In view of the preceding, please expand your disclosure to discuss the degree to which you have satisfied at the most recent period ended date the collateral coverage ratios and financial and other covenants associated

with each respective loan agreement. We believe this information will be meaningful to investors in assessing your compliance and any associated impending consequences.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Doug Jones at 202-551-3309 if you have any questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief